FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                               December 16, 2002

                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                   Peel Park
                             East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1 RNS Announcement, re: Holding(s) in Company dated 05 December 2002




                                   SCHEDULE 10


                    NOTIFICATION OF MAJOR INTERESTS IN SHARES


1.       Name of company.
         BRITISH ENERGY PLC

2.       Name of shareholder having a major interest.
         FIDELITY INTERNATIONAL LIMITED (FIL)

         FIDELITY  INTERNATIONAL  LIMITED (FIL) AND ITS DIRECT AND INDIRECT
         SUBSIDIARIES INCLUDING  FIDELITY   INVESTMENT   SERVICES  LTD  (FISL)
         AND FIDELITY PENSION MANAGEMENT (FPM), INVESTMENT MANAGERS FOR VARIOUS NON-US INVESTMENT COMPANIES AND INSTITUTIONAL CLIENTS

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2. above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.
         NON BENEFICIAL

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.
         SEE BELOW

5.       Number of shares/amount of stock acquired.


6.       Percentage of issued class.


7.       Number of shares/amount of stock disposed.
         NOT DISCLOSED

8.       Percentage of issued class.
         NOT DISCLOSED

9.       Class of security.
         44 28/43p ORDINARY SHARES

10.      Date of transaction.
         NOT DISCLOSED

11.      Date company informed.
         4 DECEMBER 2002

12.      Total holding following this notification.
         5,044,474

13.      Total percentage holding of issued class following this notification.
         0.81

14.      Any additional information.


15.      Name of contact and telephone number for queries.
         KEITH GILROY          01355 262201                (INVESTOR RELATIONS)
         ANDREW DOWLER         0207 831 3113               (MEDIA)

16. Name and signature of authorised company official responsible for making this notification.
         KEITH GILROY

17.      Date of notification.
         5 DECEMBER 2002

                               MANAGEMENT COMPANY           SHARES HELD

REGISTERED/NOMINEE NAME

CHASE NOMINEES LTD                    FISL                    1,281,268
CHASE NOMINEES LTD                    FPM                        64,100
MSS NOMINEES LTD                      FIL                     3,504,070
CHASE NOMINEES LTD                    FIL                       195,036

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  December 16, 2002                   BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations